SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that received from B3 S.A. – Brasil, Bolsa, Balcão, on this date, the Official Letter No. 209/2018-SAE, as transcribed bellow, requesting clarification regarding the news published in the newspaper Valor Econômico, on February 16, 2018, under the heading: “Eletropaulo and Eletrobras close to an agreement”.

Free translation of the Official Letter No. 209/2018-SAE

                           “Centrais Elétricas Brasileiras S.A. - Eletrobras

                                    At. Mr. Armando Casado de Araújo

                                    CFO and Investor Relations Officer

  Subject: Request for clarification on news published in the press

                                   Dear Officers,

In the news published by the newspaper Valor Econômico, on 02/16/2018, under the heading “Eletropaulo and Eletrobras close to an agreement”, is stated, among other infformations, that:

1.      Eletropaulo and Eletrobras are about to announce an agreement to terminate a legal dispute that has been going on for nearly 30 years;

2.      If the board of directors of both companies give the necessary guarantees, the São Paulo Distribution Company (Eletropaulo) must accept to pay about R$ 1.6 billion to the state-owed company, an amount close to that calculated by the experts contracted in the process;

3.      To pay the amount owed, the company intends to access the capital market and the company intends to raise R$ 1.5 billion from shares sale, of which R$ 1 billion in a primary offer and R$ 500 million in an offer in which AES must leave the company. This offer must happen until March.

 We request clarification on the items indicated, until 02/19/2018, with your confirmation or not, as well as other information considered important.”

MARKET ANNOUNCEMENT

Thus, in compliance with the Official Letter in reference, the Company hereby informs the following:

1.   The Company issued a Market Announcement on February 2, 2018, which clarified that Eletrobras and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo") are still discussing the terms of an eventual agreement in the scope of the judicial process No. 001002119.1989.8.19.0001;

2.   The Market Announcement was duly filed with the Brazilian Securities and Exchange Commission - CVM, the U.S. Securities and Exchange Commission - SEC, the New York Stock Exchange - NYSE and the Madri Stock Exchange - Latibex, as well as being available on the Eletrobras website (www.eletrobras.com/ir);

3.   Eletrobras’ Board of Directors ("BoD") approved, on February 5, non-binding general conditions as part of the agreement process that still has stages of mediation and judicial approval to be defined between Eletrobras and Eletropaulo in order to terminate the judicial process No. 001002119.1989.8.19.0001, in progress in the 5th Civil Court of the TJ-RJ.

4.   Regarding the item 3 of said letter, it is not up to Eletrobras to issue an opinion.

5.   In light of the foregoing, we understand that the information officially available, up to this moment, has been properly disclosed through channels established by applicable Brazilian and foreign legislation

Rio de Janeiro, February 16, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.